UNITED STATES
SECURITIES AND EXCHANGE C[illegible]
Washington, D.C. 205[illegible]

09041397

[illegible] APPROVAL
[illegible]ber: 3235-0123
[illegible] February 28, 2010
[illegible] average burden
[illegible] response...... 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 21 2009
DIVISION OF MARKET REGULATION

ANNUAL AUDITED R[illegible]
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-49740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/08 AND ENDING 01/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. SHERWOLD ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 EL TORO ROAD
(No. and Street)

LAKE FOREST CA 92630
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY W. SHERWOLD 949 470-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, SUITE 170 NORTHRIDGE, CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/11/09

OATH OR AFFIRMATION

I, GARY W. SHERWOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. W. SHERWOLD ASSOCIATES, INC, as of JANUARY 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

THOMAS P. FLYNN II
COMM. # 1706234
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G. W. Sherwold Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended January 31, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
G. W. Sherwold Associates, Inc.:

We have audited the accompanying statement of financial condition of G. W. Sherwold Associates, Inc. (the Company) as of January 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G. W. Sherwold Associates, Inc. as of January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 26, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

G. W. Sherwold Associates, Inc.
Statement of Financial Condition
January 31, 2009

Assets

Cash	$	40,605
Receivable from clearing organization		24,483
Receivable from shareholder		98,100
Property and equipment, net		41,392
Total assets	$	204,580

Liabilities & Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	30,936
Income taxes payable		800
Payroll tax liabilities		8,967
Total liabilities		40,703
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 1,010 shares issued, and outstanding		1,010
Additional paid-in capital		9,552
Retained earnings		153,315
Total stockholder's equity		163,877
Total liabilities & stockholder's equity	$	204,580

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Operations
For the Year Ended January 31, 2009

Revenues	
Commission income	$ 1,203,865
Total revenues	1,203,865
Expenses	
Employee compensation and benefits	426,509
Occupancy expense	328,996
Administrative fees	391,599
Professional fees	25,417
Other operating expenses	122,068
Total expenses	1,294,589
Net income (loss) before income tax provision	(90,724)
Income tax provision	800
Net income (loss)	$ (91,524)

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 31, 2008	$ 1,010	$ 9,552	$ 244,839	$ 255,401
Net income (loss)	–	–	(91,524)	(91,524)
Balance at January 31, 2009	$ 1,010	$ 9,552	$ 153,315	$ 163,877

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (91,524)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 9,014	
(Increase) decrease in:		
Receivable from clearing organization	27,425	
Advance to affiliate	97,999	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(9,583)	
Income taxes payable	(4,521)	
Payroll tax liabilities	(23,846)	
Total adjustments		96,488
Net cash provided by (used in) operating activities		4,964
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		4,964
Cash at the beginning of the year		35,641
Cash at the end of the year		$ 40,605

Supplemental disclosure of cash flow information:

Cash paid during the period ended January 31, 2009	
Income taxes	$ 5,321
Interest	$ –

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G. W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer, which comprising several classes of services, including variable life annuities and mutual fund sales. The Company conducts all of its activities with customers located in Southern California.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

The Company is affiliated through common ownership with Associated Suites, Ltd.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization represents commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged.to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Depreciable Life Years
Computers	$ 30,407	7
Office furniture and equipment	157,200	5
Leasehold improvements	61,088	30
	248,695	
Less: accumulated depreciation	(207,303)	
Property and equipment, net	$ 41,392	

Depreciation expense for the year ended January 31, 2009, was $9,014.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

Current income tax expense (benefit)	
Federal	$ –
State	800
Total current income tax expense (benefit)	800
Deferred income tax expense (benefit)	
Federal	–
State	–
Total deferred income tax expense (benefit)	–
Total provision for income tax expense (benefit)	$ 800

The income tax provision consists of the California Franchise Tax Board minimum tax of $800. The Company has available at January 31, 2009, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $11,180. The net operating loss carryforward begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of January 31, 2009, the receivables from clearing brokers of $24,483 are subject to these agreements.

Note 5: RECEIVABLE FROM SHAREHOLDER

Receivable from shareholder represents various advances to its sole shareholder in the prior years in the ordinary course of business. This receivable of $98,100 is unsecured, non-interest bearing and due on demand.

Note 6: RELATED PARTY TRANSACTIONS

The Company had entered into a service agreement with Associated Suites, Ltd. ("Affiliate") effective December 29, 2006. The terms of this agreement stipulate that the Affiliate provides certain administrative and business management services for the Company. During the year ended January 31, 2009, a total of $391,599 was paid to the Affiliate. It was recorded as administrative fees on the statement of operations.

The Company also had a month-to-month office lease agreement with the Affiliate. This agreement includes a provision that allows the Company to terminate the lease upon a 30 day written notice. Total rent expense for the year ended January 31, 2009, was $328,996.

Note 7: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but may make annual discretionary contributions to the Plan. For the year ended January 31, 2009, the Company did not make any contributions.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company many be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board ("FASB") were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2009, the Company had net capital of $24,385, which was $19,385 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($40,703) to net capital was 1.67 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $19,525 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA

Net capital per unaudited schedule		$ 43,910
Adjustments:		
Retained earnings	$ (126,538)	
Non-allowable assets	107,013	
Total adjustments		(19,525)
Net capital per audited statements		$ 24,385

G. W. Sherwold Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of January 31, 2009

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,010	
Additional paid-in capital	9,552	
Retained earnings	153,315	
Total stockholder's equity		$ 163,877
Less: Non-allowable assets		
Receivable form shareholder	(98,100)	
Property and equipment, net	(41,392)	
Total adjustments		(139,492)
Net capital		24,385
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 2,714	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 19,385
Ratio of aggregate indebtedness to net capital	1.67: 1	

There was a $19,525 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated January 31, 2009. See Note 11.

See independent auditor's report

G. W. Sherwold Associates, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of January 31, 2009

A computation of reserve requirement is not applicable to G. W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

G. W. Sherwold Associates, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to 15c3-3
As of January 31, 2009

Information relating to possession or control requirements is not applicable to G. W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

G. W. Sherwold Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended January 31, 2009

Board of Directors
G. W. Sherwold Associates, Inc.:

In planning and performing our audit of the financial statements of G. W. Sherwold Associates, Inc. (the Company), as of and for the year ended January 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority , and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 26, 2009